Exhibit 99.1

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
INDEX TO CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of Lytus Technologies Holdings PTV. Ltd.

Results of Review of Interim Financial Statements

We have reviewed the accompanying interim consolidated financial statements of Lytus Technologies Holdings PTV. Ltd. (the "Company") which comprise the statement of financial position as of September 30, 2024, related statements of income and cash flows of the Company and its subsidiaries as of September 30, 2024, for the six-month periods and the related schedules (collectively referred to as the "Interim Financial Statements"). Based on our review, we are not aware of any material modifications that should be made to the accompanying interim financial statements for it to be in conformity with International Financial Reporting Standards (IFRS) and auditing standards issued by the PCAOB standards of the United States.

Basis for Review Results

These interim financial statements are the responsibility of the Company's management. We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB").

A review of interim financial information consists principally of applying reasonable analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the PCAOB, the objective of which is the expression of an opinion regarding the financial statements taken as a whole.

The company is not required to have, nor were we engaged to perform, an audit of its internal control over Interim Financial Reporting, accordingly, we do not express such an opinion on the company internal control over financial reporting.

For, Shah Teelani & Associates (7161)

/s/ Shah Teelani & Associates

We have served as the Company’s Auditor

Place : Ahmedabad, India

Date : February 28, 2025

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
CONSOLIDATED CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION

	Note No.	As of September 30, 2024 (Unaudited)	As of March 31, 2024
		(US$)	(US$)
ASSETS
Current assets
Cash and cash equivalents	8	$313,466	$246,377
Other financial assets	7	4,649,685	4,222,957
Trade receivables	6	3,537,193	3,682,302
Other current assets	9	3,408,260	1,938,327
Total current assets		11,908,604	10,089,963
Non-current assets
Property and equipment, net	10	11,120,231	10,457,586
Capital work-in-process		926,005	878,103
Intangible assets and goodwill, net	11	1,023,289	1,034,184
Intangible assets under development			-
Other non-current financial assets		290,828	285,523
Other non-current assets		8,903,956	8,747,601
Deferred tax assets	5	-	70,463
Total non-current assets		22,264,309	21,473,460
Total assets		$34,172,913	$31,563,423
LIABILITIES AND EQUITY
Current Liabilities
Borrowings	12	$622,370	$1,728,190
Trade payables	13	8,748,983	8,430,154
Other financial liabilities	14	156,934	243,655
Employee benefits obligation		4,747	209
Other current liabilities	15	3,621,779	3,413,025
Current tax liability	5	246,915	160,266
Total current liabilities		13,401,728	13,975,499
Non-current liabilities
Financial Liabilities
Borrowings		641,436	769,795
Other financial liabilities		663,909	241,951
Employee benefits obligations		93,319	102,322
Deferred tax liability		440,005	494,731
Total non-current liabilities		1,838,669	1,608,799
Total liabilities		15,240,397	15,584,298
Commitments and contingencies		-	-
EQUITY
Equity share capital	16	567,542	538,996
Other equity	16	15,272,198	12,425,098
Equity attributable to equity holders of the Company		15,839,740	12,964,094
Non-controlling interest		3,092,776	3,015,031
Total equity		18,932,516	15,979,125
Total liabilities and equity		$34,172,913	$31,563,423

The accompanying notes are an integral part of the financial statements

LYTUS TECHNOLOGIES HOLDINGS PTV LTD.
CONSOLIDATED CONDENSED INTERIM statement of PROFIT OR LOSS AND
OTHER COMPREHENSIVE INCOME
(Unaudited)

	Note No.	For the 6 month ended September 30, 2024 (Unaudited)	For the 6 month ended September 30, 2023 (Unaudited)
		(US$)	(US$)
Revenues:
Revenue from contract with customers	3	12,013,543	9,660,331
Other income	3A	38,775	52,219
Total income		12,052,318	9,712,550
Expenses:
Cost of revenue	4	8,812,374	7,757,172
Amortization of intangible assets	11	7,788	7,944
Depreciation	10	612,144	445,847
Legal and professional expense	4	169,380	259,837
Staffing expense	4	391,663	471,181
Other operating expenses	4	1,285,854	1,464,296
Total expenses		11,279,203	10,406,277

Finance Income		1,091	—
Finance cost		53,552	619,593

(Loss)/Income before income tax		720,654	(1,313,320)
Income tax expense	5	71,682	(31,380)
Net loss after tax available to common shareholders		$648,972	$(1,281,940)

Attributable to:
Controlling interest		$586,309	$(1,381,948)
Non-controlling interest		$62,663	$100,008

Other comprehensive income/(loss)

Items that will not be reclassified to profit or loss
Defined benefit obligation		88	(481)

Items that may be reclassified subsequently to income
Foreign currency translation reserves of subsidiaries, net of tax		6,831	104,316
Total other comprehensive (loss)/income for the period		$6,919	$103,835

Total comprehensive income for the year		655,891	(1,178,105)

Attributable to:
Controlling interest		$578,146	$(1,391,842)
Non-controlling interest		$77,745	$213,737
Basic income per share of common share		$0.12	$(1.98)
Basic weighted average number of shares outstanding		5,217,838	646,012
Diluted income per share of common share		$0.12	$(1.98)
Diluted weighted average number of shares outstanding		5,217,838	646,012

The accompanying notes are an integral part of the financial statements

LYTUS TECHNOLOGIES HOLDINGS PTV LTD.
CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN EQUITY
(Unaudited)

	Shares (Nos.)	Share capital	Translation of foreign subsidiaries	Retained earnings	Securities Premium reserve	Employee benefits reclassification	ESOP Trust	Non-controlling interest	Total equity
Balance at March 31, 2023	626,276	375,766	(124,991)	(4,518,954)	12,474,944	(714)		2,538,478	10,744,529

Issue of shares	68,202	40,922			1,365,244				1,406,166
Share warrants exercised
Cost of IPO
Profit/(Loss) for the period				(1,381,948)				100,008	(1,281,940)
Acquired in the business combination (refer to Note 20)
Other comprehensive income for the period			(9,648)			(246)		113,729	103,835
Closing balance as at September 30, 2023	694,477	416,688	(134,639)	(5,900,902)	13,840,188	(960)		2,752,215	10,972,590
Issue of Shares to ESOP Trust				(5,720,000)			5,720,000		-
Issue of shares	466,394	122,308			2,971,554				3,093,862
Additional stock issued for employee incentive plan	666,652	-
Cost of IPO
Profit/(Loss) for the year				1,669,617				265,497	1,935,114
Acquired in the business combination (refer to Note 20)
Other comprehensive income for the year			(19,517)			(243)		(2,681)	(22,441)
Closing balance as at 31 March, 2024	1,827,523	538,996	(154,156)	(9,951,285)	16,811,742	(1,203)	5,720,000	3,015,031	15,979,125
Conversion of Promissory Note into Equity (Subsequent Event)	2,854,600	28,546			2,268,954				2,297,500
Issue of shares	535,714
Profit / (Loss) for the period				586,309				62,663	648,972
Other comprehensive income for the period			(8,209)			45		15,082	6,919
Closing balance as at September 30, 2024	5,217,838	567,542	(162,365)	(9,364,976)	19,080,696	(1,158)	5,720,000	3,092,776	18,932,516

The accompanying notes are an integral part of the financial statements

LYTUS TECHNOLOGIES HOLDINGS PTV LTD.
CONSOLIDATED CONDENSED INTERIM statement of CASH FLOWS
(Unaudited)

	For the 6 months period ended September 30, 2024	For the 6 months period ended September 30, 2023
	(US$)	(US$)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income after tax available to common shareholders	$648,972	$(1,281,940)
Adjustment to reconcile net income to net cash used in operating activities:
Deferred Tax expenses	32,971	(31,380)
Current Tax expenses	38,712	-
Depreciation and Amortization of intangible assets	619,939	453,791
Fair value gain on share warrant liability		(2,106)
Expected credit loss on trade receivables	55,139	16,177
Loss on deconsolidation of subsidiaries		1,000
Remeasurement of the net defined benefit plans	117	14,957
Write off		11,017
Write back	(8,372)	(50,113)
Salary/legal and professional fees (Shares issue to Directors and others)	-	-
Loss on deconsolidation of Lytus Inc
Finance costs	77,389	619,593
Notional Rent on Security Deposit	1,355	-
Profit on Termination of Lease	(30,396)
Finance income - interest other	(1,091)	-
Change in operating assets and liabilities:
Trade receivable	(1,125,454)	(1,606,939)
Other financial assets	(390,726)	34,224
Other assets	(212,007)	(679,268)
Trade payable	385,084	2,843,513
Other financial liabilities	189,164	(41,711)
Other current liabilities	(40,461)	164,204
Tax (paid)/refund(net)	(58,265)	(92,759)
Net cash used in operating activities	182,070	372,260

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(911,005)	(1,975,419)
Investment in shares of subsidiary - Sri Sai – net	-	-
Goodwill purchased on business combination	-	-
Network acquisition advance	(158,216)	(502,504)
Interest received	-
Net cash used in investing activities	(1,069,221)	(2,477,923)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short term borrowings -net	-	1,120,597
Proceeds from short term borrowings - Preferred Convertible Security - Net	-	854,000
Proceeds from short term borrowings- Related party	(1,091,444)	12,131
Repayment of short term borrowings - Promissory notes net	-	-
Proceeds from issue of equity shares - Referred note below	2,297,500	-
Proceeds/(Repayment) from financial institutions(net)	(3,194)	(6,410)
Proceeds /(Repayment) of short term borrowings from Banks	(124,252)
Interest, commission, and other charges paid	(53,552)	(100,259)
Net cash provided by (used in) financing activities	1,025,059	1,880,059
Net increase / (decrease) in cash and cash equivalents	137,908	(225,604)
CASH AND CASH EQUIVALENTS – beginning of period	246,377	311,809
Effects of exchange rate changes on cash and cash equivalents	(70,819)	(1,097)
Deconsolidation of Lytus Inc Cash balance	-	-
CASH AND CASH EQUIVALENTS – end of period	$313,466	$85,108

Supplemental non-cash disclosures: During the six months period ended September 30, 2023, Walleye has exercised its share warrants to the extent of 3,650,000 shares (60,834 shares post reverse split) and shares issued to the services provider and the directors to the extent of 442,105 (7,369 shares post reverse split). (Refer to Note 22). Investments in Lytus Inc. by Lytus BVI and Lytus Inc. to Lytus India $65,000.

The accompanying notes are an integral part of the financial statements

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

NOTE 1 — NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

Corporate information

Lytus Technologies Holdings PTV. Ltd. (Reg. No. 2033207) (“Lytus Tech” or the “Company”) was incorporated on March 16, 2020 (date of inception) under the laws of the British Virgin Islands (BVI). On March 19, 2020, Lytus Tech acquired a wholly owned subsidiary in India, Lytus Technologies Private Limited (CIN U22100MH2008PTC182085) (“Lytus India”). On April 1, 2022, it acquired a majority shareholding (51%) in an Indian company, Sri Sai cable and Broadband Private Limited (CIN U74999TG2018PTC124509) (“Sri Sai” or “SSC”) and on January 1, 2023, it acquired a wholly owned subsidiary in United States, Lytus Technologies Inc. However, it has been deconsolidated effective April 1, 2023, and on October 30, 2020, it acquired 75% of voting equity interests of Global Health Sciences, Inc. (“GHSI”). However, it has been deconsolidated effective March 1, 2023.

The Company’s registered office is at Business Center 1, M Floor, The Meydan Hotel, Nad Al Sheba, Dubai, UAE. The Consolidated Condensed Interim Financial Statements comprise financial statements of the Company and its subsidiaries (together referred to as “the Group”).

On June 17, 2022, the Company consummated its initial public offering (“IPO”) on NASDAQ Capital Markets. The Company has listed common shares on the NASDAQ Capital Market under the trading symbol “LYT”.

Statement of compliance

The unaudited condensed consolidated interim financial statements have been prepared in accordance with IAS 34 – Interim Financial Reporting. The accompanying balance sheet and related notes to accounts as of September 30, 2024, are derived from audited financial statements of March 31, 2024, but these unaudited condensed consolidated interim financial statements do not include all of the financial information and footnotes required by IFRS for complete financial statements. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group’s financial position and performance since the last annual financial statements, wherever applicable.

Basis of preparation

These unaudited condensed consolidated interim financial statements have been prepared on historical cost basis except for certain financial instruments and defined benefit plans which are measured at fair value or amortized cost at the end of each reporting period. Historical cost is generally based on the fair value of the consideration given in exchange for goods and services. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. All assets and liabilities have been classified as current and non-current as per the Group’s normal operating cycle. Based on the nature of services rendered to customers and time elapsed between deployment of resources and the realization in cash and cash equivalents of the consideration for such services rendered, the Group has considered an operating cycle of 12 months.

The statement of cash flows has been prepared under indirect method, whereby profit or loss is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments and items of income or expense associated with investing or financing cash flows. The cash flows from operating, investing and financing activities of the Group are segregated. The Group considers all highly liquid investments that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value to be cash equivalents.

The functional and reporting currency of the Company and Group is “INR” and “USD”, respectively and all amounts, are rounded with two decimals, unless otherwise stated. The consolidated financial statements have been prepared under the historical cost convention.

The material accounting policy information used in preparation of the unaudited condensed consolidated interim financial statements have been discussed in the respective notes

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

NOTE 1 — NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (cont.)

Basis of Consolidation

The Company consolidates all entities which are controlled by it. The subsidiaries considered in the preparation of these consolidated financial statements are:

	% Shareholding and Voting Power
Name of Subsidiary	Country of Incorporation	As of September 30, 2024	As of March 31, 2024
Lytus Technologies Private Limited	India	100%	100%
Sri Sai Cable and Broadband Private Limited	India	51%	—
Lytus Technologies Inc. (Deconsolidated on April 1, 2023) (refer to No 21 (a))	United States	—	100%

Note: On June 18, 2022, Share Transfer Agreement was entered into in respect of the shares of Lytus Health. On February 27, 2023, the Board has approved the pending fiscal integration and control of Lytus Health with effect from January 1, 2023 and as of March 31, 2023, the Company owns 100% of the equity interest of Lytus Health. On January 1, 2023, the Company acquired 1,000 common shares of Lytus Health for an aggregate price of $1,000 ($1 per share). As of March 31, 2023, the Company owns 100% of the outstanding equity of Lytus Health. Lytus Health is incorporated in Delaware and has no operations at present; however, it has been deconsolidated effective April 1, 2023.

These Consolidated Condensed Interim Financial Statements are prepared in accordance with IFRS 10 “Consolidated Financial Statements”.

Subsidiaries are entities controlled by the Company. Control is achieved where the Company has existing rights that give it the current ability to direct the relevant activities that affect the Company’s returns and exposure or rights to variable returns from the entity. Subsidiaries are consolidated from the date of their acquisition, being the date on which the group obtains control, and continue to be consolidated until the date that such control ceases.

The consolidated financial statements of the Company and its subsidiaries are combined on a line-by-line basis by adding together the book values of like items of assets, liabilities, income and expenses. Intra-group balances and transactions and any unrealized profits or losses arising from intra group transaction, are eliminated. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

Non-controlling interests (NCI) in the net assets of consolidated subsidiaries are identified separately from the Group’s equity. Non-controlling interests consist of the amount of those interests at the date of the acquisition and the non-controlling shareholders’ share of changes in equity since the date of the acquisition.

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

NOTE 1 — NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (cont.)

Critical accounting estimates

The preparation of the consolidated condensed interim financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in note 2.

New, revised or amended Accounting Standards and Interpretations adopted for the six months ended September 30, 2024, are same as adopted for the year ended March 31, 2024.

New, revised or amended Accounting Standards and Interpretations not yet Adopted

The Group has not applied the following new and revised IFRSs that have been issued but are not yet effective.

●	Amendments to IFRS 16 Lease Liability in a sale and Leaseback -*

●	Amendments to IAS 1 Non-current Liabilities with Covenants -*

●	Amendments to IAS 1 Classification of Liabilities - *

●	Amendments to IAS 7 and IFRS 7 Supplier Finance Arrangements -*

●	Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates -**

*	Effective for annual periods beginning on or after January 1, 2024.

**	Effective for annual periods beginning on or after January 1, 2025.

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

NOTE 1 — NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (cont.)

IFRS 16 – Lease Liability in a Sale and Leaseback

In September 2022, the IASB issued ‘Lease Liability in a Sale and Leaseback (Amendments to IFRS 16)’ with amendments that clarify how a seller-lessee subsequently measures sale and leaseback transactions that satisfy the requirements in IFRS 15 to be accounted for as a sale. The Group does not expect this amendment to have any significant impact in its financial statements.

IAS 1 — Non-current Liabilities with Covenants

In October 2022, IASB issued ‘Non-current Liabilities with Covenants (Amendments to IAS 1)’ to clarify how conditions with which an entity must comply within twelve months after the reporting period affect the classification of a liability. The Group does not expect the amendments to have any significant impact on its classification of non-current liabilities in its statement of financial position.

IAS 1 – Classification of Liabilities

In January 2020, IASB issued the final amendments in Classification of Liabilities as Current or Non-Current, which affect only the presentation of liabilities in the statement of financial position. They clarify that classification of liabilities as current or non-current should be based on rights that are in existence at the end of the reporting period and align the wording in all affected paragraphs to refer to the “right” to defer settlement by at least twelve months. The classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability. They make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services. The Group does not expect the amendments to have any significant impact on its presentation of liabilities in its statement of financial position.

IAS 1 — Disclosure of Accounting Policies

In February 2021, IASB issued ‘Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2)’ which is intended to help entities in deciding which accounting policies to disclose in their financial statements. The amendments to IAS 1 require entities to disclose their material accounting policies rather than their significant accounting policies. The amendments to IFRS Practice Statement 2 provide guidance on how to apply the concept of materiality to accounting policy disclosures. The Group does not expect this amendment to have any significant impact in its financial statements.

IAS 8 — Definition of Accounting Estimates

In February 2021, IASB issued ‘Definition of Accounting Estimates (Amendments to IAS 8)’ to help entities to distinguish between accounting policies and accounting estimates. The definition of a change in accounting estimates has been replaced with a definition of accounting estimates. Under the new definition, accounting estimates are “monetary amounts in financial statements that are subject to measurement uncertainty”. Entities develop accounting estimates if accounting policies require items in financial statements to be measured in a way that involves measurement uncertainty. The Group does not expect this amendment to have any significant impact in its financial statements.

IAS 12 — Income Taxes

In May 2021, IASB issued ‘Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12), which clarify how companies account for deferred tax on transactions such as leases and decommissioning obligations. The amendments narrowed the scope of the recognition exemption in paragraphs 15 and 24 of IAS 12 (recognition exemption) so that it no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences. The Group does not expect this amendment to have any significant impact in its financial statements.

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

NOTE 1 — NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (cont.)

The IASB has issued the amendments to IFRS 10 and IAS 28 deal with situations where there is a sale or contribution of assets between an investor and its associate or joint venture. The effective date of the amendments has yet to be set by the Board. The Group does not expect the amendment to have any impact on its consolidated financial statements.

Amendments to IAS 16 for the proceeds before intended use. The amendments prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced before that asset is available for use. The amendments are effective for annual periods beginning on or after 1 January 2022. The Group does not expect the amendment to have any impact on its consolidated financial statements.

Amendments to IAS 37 for cost of fulfilling a contract. The amendments specify that the cost of fulfilling a contract comprises the costs that relate directly to the contract. The amendments are effective for annual periods beginning on or after 1 January 2022. The Group does not expect the amendment to have any impact on its consolidated financial statements.

IAS 7 and IFRS 7 – Supplier Finance Arrangements

In May 2023, the IASB issued ‘Supplier Finance Arrangements (Amendments to IAS 7 and IFRS 7)’ which require an entity to provide additional disclosures about supplier finance arrangements. Solely credit enhancements for the entity or instruments used by the entity to settle their dues, are not supplier finance arrangements. Entity will have to disclose information that enables users of financial statements to assess how these arrangements affect its liabilities and cash flows and to understand their effect on an its exposure to liquidity risk and how it might be affected if the arrangements were no longer available to it. The Group does not expect the amendments to have any significant impact on its presentation of liabilities.

IAS 21 – The Effects of Changes in Foreign Exchange Rates

In August 2023, the IASB issued ‘Lack of Exchangeability (Amendments to IAS 21)’ to provide guidance to specify which exchange rate to use when the currency is not exchangeable. An entity must estimate the spot exchange rate as the rate that would have applied to an orderly transaction between market participants at the measurement date and that would faithfully reflect the economic conditions prevailing. The Group does not expect this amendment to have any significant impact in its financial statements.

Current and non-current classification

Assets and liabilities are presented in the statement of financial position based on current and non-current classification.

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

NOTE 1 — NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (cont.)

An asset is classified as current when: it is either expected to be realized or intended to be sold or consumed in normal operating cycle; it is held primarily for the purpose of trading; it is expected to be realized within 12 months after the reporting period; or the asset is cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least 12 months after the reporting period. All other assets are classified as non-current.

A liability is classified as current when: it is either expected to be settled in normal operating cycle; it is held primarily for the purpose of trading; it is due to be settled within 12 months after the reporting period; or there is no unconditional right to defer the settlement of the liability for at least 12 months after the reporting period. All other liabilities are classified as non-current.

The operating cycle is the time between the acquisition of assets for processing and their realization in cash and cash equivalents. The Company has identified twelve months as its operating cycle.

Basis of Deconsolidation

When events or transactions results in a loss of control over the subsidiary, the assets and liabilities of the subsidiary including any goodwill are derecognized. Amounts previously recognized in the consolidated statements of comprehensive income within “other comprehensive income” in respect of that entity are also reclassified to the consolidated statements of comprehensive income or transferred directly to retained earnings if required by a specific Standard.

Any retained equity interest in the entity is remeasured at fair value. The difference between the carrying amount of the retained interest at the date when control is lost and its fair value is recognized in the consolidated statements of comprehensive income.

Functional and presentation currency

Items included in the financial statements of the Company are measured using the currency of India (INR) which is the primary economic environment in which the Company operates (‘the functional currency’). The financial statements are presented in United States dollars.

Transactions and balances

Foreign currency transactions are translated into the presentation currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at year end exchange rates are generally recognized in profit or loss. They are deferred in equity if they relate to qualifying cash flow hedges and qualifying net investment hedges or are attributable to part of the net investment in a foreign operation.

Foreign exchange gains and losses that relate to borrowings are presented in the statement of profit or loss, within finance costs. All other foreign exchange gains and losses are presented in the statement of profit or loss on a net basis within other gains/(losses).

Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss. For example, translation differences on non-monetary assets and liabilities such as equities held at fair value through profit or loss are recognized in profit or loss as part of the fair value gain or loss and translation differences on non-monetary assets such as equities classified as of fair value through other comprehensive income are recognized in other comprehensive income.

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

NOTE 1 — NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (cont.)

Financial Instruments

Financial Assets

Classification

The Group classifies its financial assets in the following measurement categories:

●	those to be measured subsequently at fair value (either through OCI or through profit or loss), and

●	those to be measured at amortized cost.

The classification depends on the entity’s business model for managing the financial assets and the contractual terms of the cash flows. For assets measured at fair value, gains and losses will either be recorded in profit or loss or OCI. For investments in equity instruments that are not held for trading, this will depend on whether the Company has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive income (FVOCI).

The Group reclassifies debt investments when and only when its business model for managing those assets changes.

Recognition and derecognition

Regular way purchases and sales of financial assets are recognized on trade-date, the date on which the Group commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership.

Measurement

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss (FVPL), transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVPL are expensed in profit or loss.

Debt instruments

Subsequent measurement of debt instruments depends on the Group business model for managing the asset and the cash flow characteristics of the asset. There are three measurement categories into which the Company classifies its debt instruments:

Amortized cost: Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. Interest income from these financial assets is included in finance income using the effective interest rate method. Any gain or loss arising on derecognition is recognized directly in profit or loss and presented in other gains/(losses) together with foreign exchange gains and losses. Impairment losses are presented as separate line item in the statement of profit or loss.

FVOCI: Assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest, are measured at FVOCI. Movements in the carrying amount are taken through OCI, except for the recognition of impairment gains or losses, interest income and foreign exchange gains and losses which are recognized in profit or loss. When the financial asset is derecognized, the cumulative gain or loss previously recognized in OCI is reclassified from equity to profit or loss and recognized in other gains/(losses). Interest income from these financial assets is included in finance income using the effective interest rate method. Foreign exchange gains and losses are presented in other gains/(losses) and impairment expenses are presented as separate line item in the statement of profit or loss.

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

NOTE 1 — NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (cont.)

FVPL: Assets that do not meet the criteria for amortized cost or FVOCI are measured at FVPL. A gain or loss on a debt investment that is subsequently measured at FVPL is recognized in profit or loss and presented net within other gains/(losses) in the period in which it arises.

Equity instruments

The Group subsequently measures all equity investments at fair value. Where the Group management has elected to present fair value gains and losses on equity investments in OCI, there is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment. Dividends from such investments continue to be recognized in profit or loss as other income when the Group right to receive payments is established.

Changes in the fair value of financial assets at FVPL are recognized in other gains/(losses) in the statement of profit or loss as applicable. Impairment losses (and reversal of impairment losses) on equity investments measured at FVOCI are not reported separately from other changes in fair value.

Impairment

The Group assesses on a forward-looking basis the expected credit loss associated with its debt instruments carried at amortized cost and FVOCI. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

For trade receivables only, the Company measures the expected credit loss associated with its trade receivables based on historical trend, industry practices and the business environment in which the entity operates or any other appropriate basis. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

Financial Liabilities

Initial Recognition and Measurement

All financial liabilities are recognized initially at fair value and in the case of loans and borrowings and payables, net of directly attributable transaction costs. The Group financial liabilities include trade and other payables, loans, and borrowings including bank overdrafts and derivative financial instruments.

Subsequent measurement

Financial liabilities at amortized cost:

After initial measurement, such financial liabilities are subsequently measured at amortized cost using the effective interest rate (EIR) method. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included in finance costs in the Statement of Profit and Loss.

Borrowings

Borrowings are initially recognized at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in the Statement of Profit and Loss over the period of the borrowings using the EIR method.

Trade and Other Payables

These amounts represent liabilities for goods and services provided to the Group prior to the end of the period which are unpaid. Trade and other payables are presented as current liabilities unless payment is not due within 12 months after the reporting period. They are recognized initially at their fair value and subsequently measured at amortized cost using the effective interest method.

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

NOTE 1 — NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (cont.)

Financial Guarantee Obligations

The fair value of financial guarantees is determined as the present value of the difference in net cash flows between the contractual payments under the debt instrument and the payments that would be required without the guarantee, or the estimated amount that would be payable to a third party for assuming the obligations. Where guarantees in relation to loans or other payables of subsidiaries, joint ventures or associates are provided for no compensation, the fair values as of the date of transition are accounted for as contributions and recognized as part of the cost of the equity investment.

Share Warrant Liability

The share warrants can be accounted as either equity instruments, derivative liabilities, or liabilities in accordance with IAS 32 — Financial Instruments: Disclosure and Presentation, depending on the specific terms of the warrant agreement. Share warrants are accounted for as a derivative in accordance with IFRS 9 — Financial Instruments if the share warrants contain terms that could potentially require “net cash settlement” and therefore, do not meet the scope exception for treatment as a derivative. Share Warrant instruments that could potentially require “net cash settlement” in the absence of express language precluding such settlement are initially classified as financial liabilities at their fair values, regardless of the likelihood that such instruments will ever be settled in cash. The Company will continue to classify the fair value of the warrants that contain “net cash settlement” as a liability until the share warrants are exercised, expire or are amended in a way that would no longer require these warrants to be classified as a liability.

The outstanding warrants are recognized as a warrant liability on the balance sheet and measured at their inceptions date fair value and subsequently re-measured at each reporting period with change being recognised in the consolidated statements of profit or loss and other comprehensive income.

Derecognition

Financial assets

The Group derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred or in which the Group neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset.

The Group enters into transactions whereby it transfers assets recognized in its statement of financial position but retains either all or substantially all of the risks and rewards of the transferred assets. In these cases, the transferred assets are not derecognized.

Financial Liability

The Group derecognizes a financial liability when its contractual obligations are discharged or cancelled, or expire. The Group also derecognizes a financial liability when its terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value.

On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in profit or loss.

Income tax

The income tax expense or benefit for the period is the tax payable on that period’s taxable income based on the applicable income tax rate for each jurisdiction, adjusted by the changes in deferred tax assets and liabilities attributable to temporary differences, unused tax losses and the adjustment recognized for prior periods, where applicable.

Deferred tax assets and liabilities are recognized for temporary differences at the tax rates expected to be applied when the assets are recovered or liabilities are settled, based on those tax rates that are enacted or substantively enacted, except for:

●	When the deferred income tax asset or liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and that, at the time of the transaction, affects neither the accounting nor taxable profits; or

●	When the taxable temporary difference is associated with interests in subsidiaries, associates or joint ventures, and the timing of the reversal can be controlled, and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets are recognized for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilize those temporary differences and losses.

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

NOTE 1 — NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (cont.)

The carrying amount of recognized and unrecognized deferred tax assets are reviewed at each reporting date. Deferred tax assets recognized are reduced to the extent that it is no longer probable that future taxable profits will be available for the carrying amount to be recovered. Previously unrecognized deferred tax assets are recognized to the extent that it is probable that there are future taxable profits available to recover the asset.

Deferred tax assets and liabilities are offset only where there is a legally enforceable right to offset current tax assets against current tax liabilities and deferred tax assets against deferred tax liabilities; and they relate to the same taxable authority on either the same taxable entity or different taxable entities which intend to settle simultaneously.

As of six months period ended September 30, 2024 and as of year ended March 31, 2024, the Group had no significant uncertain tax positions that qualify for either recognition or disclosure in the financial statements. The Group recognizes interest and penalties related to significant uncertain income tax positions in other expense. There were no such interest and penalties incurred for the six months period of September 30, 2024 and of September 30, 2023.

From April 1, 2020, the dividend distributed would now be taxable in the hands of the investors, the domestic companies shall not be liable to pay DDT.

Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and demand deposits and other short-term highly liquid investments that are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value.

Property and Equipment

Property and Equipment assets are carried at cost less accumulated depreciation and accumulated impairment losses, if any. Cost includes expenditure that is directly attributable to the acquisition of the items.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of any component accounted for as a separate asset is derecognized when replaced. All other repairs and maintenance are charged to the Statement of Profit or Loss during the reporting period in which they are incurred.

Capital work in progress (CWIP) includes cost of property and equipment under installation/under development, as of balance sheet date. All project related expenditures related to civil works, machinery under erection, construction and erection materials, preoperative expenditure incidental/attributable to the construction of projects, borrowing cost incurred prior to the date of commercial operations and trial run expenditure are shown under CWIP. Property and Equipment are derecognized from the financial statements, either on disposal or when retired from active use. Gains and losses on disposal or retirement of Property and Equipment are determined by comparing proceeds with carrying amount. These are recognized in the Statement of Profit or Loss.

Depreciation methods, estimated useful lives and residual value

Depreciation is calculated to write off the cost of items of property and equipment less their estimated residual values using the written down method over their estimated useful lives and is generally recognized in profit or loss. Leased assets are depreciated over the shorter of the lease term and their useful lives unless it is reasonably certain that the Group will obtain ownership by the end of the lease term. Land is not depreciated.

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

NOTE 1 — NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (cont.)

The estimated useful lives of property and equipment for current and comparative periods are as follows:

Buildings	40 years
Property and equipment	3 – 15 years
Fixtures and fittings	5 – 10 years
Office equipment	5 – 10 years
Plant and Machinery	5 – 10 years

Depreciation methods, useful lives and residual values are reviewed at each reporting date and adjusted if appropriate.

Fair value measurement

When an asset or liability, financial or non-financial, is measured at fair value for recognition or disclosure purposes, the fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date; and assumes that the transaction will take place either: in the principal market; or in the absence of a principal market, in the most advantageous market.

Fair value is measured using the assumptions that market participants would use when pricing the asset or liability, assuming they act in their economic best interests. For non-financial assets, the fair value measurement is based on its highest and best use. Valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, are used, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

Subsequent expenditure

Subsequent expenditure relating to property, plant and equipment is added to the carrying amount of the asset only when it is probable that future economic benefits associated with the item will flow to the entity and the cost of the item can be measured reliably. All other repair and maintenance expenses are recognised in the consolidated statements of profit or loss and other comprehensive income when incurred.

Disposal

On disposal of an item of property, plant and equipment, the difference between the disposal proceeds and its carrying amount is recognised in the consolidated statements of profit or loss and other comprehensive income.

Intangible Assets

Separately purchased intangible assets are initially measured at cost. Intangible assets acquired in a business combination are recognized at fair value at the acquisition date. Subsequently, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses, if any.

The useful lives of intangible assets are assessed as either finite or indefinite. Finite-life intangible assets are amortized on a written down basis over the period of their expected useful lives. Estimated useful lives by major class of finite-life intangible assets are as follow:

Customers acquisition	5 Years
Trademark/Copy rights	5 Years
Computer Software	5 Years
Commercial Rights	5 – 10 years

The amortization period and the amortization method for definite life intangible assets is reviewed annually.

For indefinite life intangible assets, the assessment of indefinite life is reviewed annually to determine whether it continues, if not, it is impaired or changed prospectively basis revised estimates.

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

NOTE 1 — NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (cont.)

Intangible assets with finite lives are assessed for impairment whenever there is an indication that the intangible asset may be impaired. When the recoverable amount of an intangible asset is less than its carrying amount, an impairment loss is recognized.

Goodwill on acquisitions of subsidiaries represents the excess of (i) the sum of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over (ii) the fair value of the identifiable net assets acquired. Goodwill on subsidiaries is recognised separately as intangible assets and carried at cost less accumulated impairment losses. These assets are not amortized but are tested for impairment annually.

Gains and losses on the disposal of subsidiaries include the carrying amount of goodwill relating to the entity sold.

IAS 38 requires an entity to recognize an intangible asset, whether purchased or self-created (at cost) if, and only if: [IAS 38.21]

a.	it is probable that the future economic benefits that are attributable to the asset will flow to the entity; and

b.	the cost of the asset can be measured reliably.

The probability of future economic benefits must be based on reasonable and supportable assumptions about conditions that will exist over the life of the asset. [IAS 38.22] The probability recognition criterion is always considered to be satisfied for intangible assets that are acquired separately or in a business combination. [IAS 38.33]

Para 25 of IAS 38 provides that the price an entity pays to acquire separately an intangible asset will reflect expectations about the probability that the expected future economic benefits embodied in the asset will flow to the entity. In other words, the entity expects there to be an inflow of economic benefits, even if there is uncertainty about the timing or the amount of the inflow. Therefore, the probability recognition criteria in Para 21(a) is always considered to be satisfied for separately acquired intangible assets. Para 26 of IAS 38 provides that the costs of a separately acquired intangible asset can usually be measured reliably. This is particularly so when the purchase consideration is in the form of cash or other monetary assets.

Development costs mainly relate to developed computer software programs. Such computer software programs that do not form an integral part of other related hardware is treated as an intangible asset. Development costs that are directly associated with development and acquisition of computer software programs by the Group are capitalized as intangible assets when the following criteria are met:

●	it is technically feasible to complete the computer software program so that it will be available for use;

●	management intends to complete the computer software program and use or sell it;

●	there is an ability to use or sell the computer software program;

●	it can be demonstrated how the computer software program will generate probable future economic benefits;

●	adequate technical, financial and other resources to complete the development and to use or sell the computer software programme are available; and

●	the expenditure attributable to the computer software program during its development can be reliably measured.

Direct costs include salaries and benefits for employees on engineering and technical teams who are responsible for building new computer software programs.

Expenditure that enhances or extends the performance of computer software programs beyond their original specifications and which can be reliably measured is added to the original cost of the software. Costs associated with maintaining computer software programs are recognized as an expense when incurred.

Completed development costs in progress are reclassified to internally developed intangible assets. These internally developed intangible assets are subsequently carried at cost less accumulated amortization and accumulated impairment losses. These costs are amortized to the consolidated statements of profit or loss and other comprehensive income using a straight-line method over their estimated useful lives. Development cost in progress is not amortized.

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

NOTE 1 — NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (cont.)

Revenue

Revenue is recognized based on the transfer of services to a customer for an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Revenue is measured at the fair value of consideration received or receivable taking into account the amount of discounts, rebates, outgoing taxes on sales.

To determine whether to recognize revenue, the Group follows a 5-step process:

1.	Identifying the contract with a customer

2.	Identifying the performance obligations

3.	Determining the transaction price

4.	Allocating the transaction price to the performance obligations

5.	Recognizing revenue when/as performance obligation(s) are satisfied

Further information about each source of revenue from contracts with customers and the criteria for recognition follows.

Subscription revenues

Subscription income includes subscription from subscribers. Revenue is recognized upon completion of services based on underlying subscription plan or agreements with the subscribers. Invoice for subscription revenue is raised on a monthly basis. These services are consumed by the client and their members in accordance with the service programs selected by the client included in the client services agreements.

Client service agreements are renewed on an annual bass and can be terminated based upon terms specified in the agreements.

Carriage/Placement/Marketing Incentive revenues

Carriage/Placement/Marketing Incentive fees are recognized upon completion of services based on agreements with the broadcasters.

Advertising revenues

Advertisement income is recognized when relevant advertisements are telecasted.

Goods and Service Tax on all income

The Company collects Goods and Service Tax (GST) on behalf of the government and, therefore, it is not an economic benefit flowing to the Company. Hence, it is excluded from revenue.

Cost recognition

Costs and expenses are recognized when incurred and have been classified according to their primary functions in the following categories:

Cost of revenue

Cost of revenue consists primarily of cost of materials consumed, broadcaster/subscription fees and leaseline charges. Costs of revenue are recognized when incurred and have been classified according to their primary function.

Other operating expenses

Other operating expenses consist primarily of general and administrative expenses like electricity, software running expenses, repairs and maintenance, travelling expenses etc.

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

NOTE 1 — NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (cont.)

Borrowing Costs

Borrowing costs directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of the asset. All other borrowing costs are expensed in the period in which they occur. Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds.

Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are not recognized for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of management’s best estimate of the expenditure required to settle the present obligation at the end of the reporting period. The discount rate used to determine the present value is a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The increase in the provision due to the passage of time is recognized as finance cost.

Deferred Offering Costs

Deferred Offering Costs consists of legal, accounting, underwriter’s fees, and other costs incurred through the balance date that are directly related to the proposed Initial Public Offering (IPO) and that would be charged to stockholder equity upon completion of the proposed IPO. Should the proposed IPO prove unsuccessful, deferred costs and additional expenses to be incurred would be charged to operations. There are no deferring offering costs for the period ended September 30, 2024 and for the year ended March 31, 2024.

Issued Capital

Common shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Dividends

Dividend distributions to the Group’s shareholders are recognized as a liability in the financial statements in the period in which the dividends are approved.

Earnings per share

Basic earnings per share

Basic earnings per share is calculated by dividing the profit attributable to the owners of Lytus Tech, excluding any costs of servicing equity other than common shares, by the weighted average number of common shares outstanding during the financial year, adjusted for bonus elements in common shares issued during the financial year.

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

NOTE 1 — NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (cont.)

Diluted earnings per share

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential common shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential common shares.

Trade and Other Receivable

Assessment as to whether the trade receivables and other receivables from Reachnet are impaired: When measuring Expected Credit Loss (ECL) of receivables and other receivables related to Reachnet the Group uses reasonable and supportable information, which is based on assumptions for the future movement of different economic drivers and how these drivers will affect each other. Probability of default constitutes a key input in measuring ECL. Probability of default is an estimate of the likelihood of default over a given time horizon, the calculation of which includes historical data, assumptions and expectations of future conditions.

The payment protocols with respect to the Telecast and OTT services are very closely regulated by the Ministry of Telecommunications along with other departments of the Government of India. The payment gateways reporting protocols for the cable industry are very robust, with most of the transactional interactions with the customers in this industry being subject to independent audits by the government. Payments processed online by customers electronically are reported promptly.

Segment Reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the executive committee whose members are responsible for allocating resources and assessing performance of the operating segments.

Reclassification:

Previous year/period figures have been regrouped and reclassified to conform with the current year classification

NOTE 2 — CRITICAL ACCOUNTING JUDGEMENTS, ASSESSMENTS, AND ASSUMPTIONS

Under IFRS 1, the Group is required to make estimates and assumptions in presentation and preparation of the financial statements for the six months ending September 30, 2024 and for the year ended March 31, 2024.

Key estimates considered in preparation of the financial statement that were not required under the previous GAAP are listed below:

Fair Valuation of financial instruments carried at Fair Value Through Profit or Loss (“FVTPL”) and/or Fair Value Through Other Comprehensive Income (“FVOCI”). See Note 1 on Financial Instruments on page F-11 – F-13 for additional discussion on FVTPL and FVOCI

Impairment of financial assets based on the expected credit loss model.

Determination of the discounted value for financial instruments carried at amortized cost.

Fair value estimation of share warrants.

Critical judgement over capitalisation of internally developed intangible assets and development cost in progress.

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

NOTE 2 — CRITICAL ACCOUNTING JUDGEMENTS, ASSESSMENTS, AND ASSUMPTIONS (cont.)

●	Impairment of property and equipment and intangible assets excluding goodwill

At each reporting date, the Group reviews the carrying amounts of its property, plant and equipment and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated to determine the extent of the impairment loss (if any). Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. When a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

Intangible assets with an indefinite useful life are tested for impairment at least annually and whenever there is an indication at the end of a reporting period that the asset may be impaired.

Recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease and to the extent that the impairment loss is greater than the related revaluation surplus, the excess impairment loss is recognized in profit or loss.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss to the extent that it eliminates the impairment loss which has been recognized for the asset in prior years. Any increase in excess of this amount is treated as a revaluation increase.

NOTE 3 — REVENUE FROM CONTRACT WITH CUSTOMERS

Revenue from contract with customers consist of the following for the six months ended September 30, 2024 and ended September 30, 2023:

Disaggregated revenue information	For the 6 months period ended September 30, 2024	For the 6 months period ended September 30, 2023
	(In USD)	(In USD)
Types services
Subscription Income	7,451,974	6,760,470
Carriage/Placement fees	3,189,167	2,548,959
Advertisement Income	151,250	244,074
Unbilled Revenue	1,122,856
Device activation fees	98,296	106,828

Total revenue from contract with customers	12,013,543	9,660,331

Timing of revenue recognition
Product transferred at point in time	-	-
Services transferred over time	12,013,543	9,660,331
	12,013,543	9,660,331

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

NOTE 3 — REVENUE FROM CONTRACT WITH CUSTOMERS (cont.)

Contract balances:

The following table provides information about receivables, contract assets and contract liabilities from contracts with customers:

	For the 6 months period ended September 30, 2024	For the 6 months period ended September 30, 2023
	(US$)	(US$)
Receivables, which are included in ‘trade receivables	$3,537,193	$3,344,995
Receivables, acquired in a business combination	—	—

Performance obligations:

Revenue is measured based on the consideration specified in a contract with a customer. The Company recognizes revenue when it transfers control over a good or service to a customer.

NOTE 3A — OTHER INCOME

Other income	For the 6 months period ended September 30, 2024	For the 6 months period ended September 30, 2023
Fair value gain on warrant liability	-	2,106
Miscellaneous Income	7	-
Sundry Balances written back	8,372	50,113
Profit on Termination of Lease	30,396	-
	38,775	52,219

NOTE 4 — EXPENSES

Expenses consist of the following:

	For the 6 months period ended September 30, 2024	For the 6 months period ended September 30, 2023
	(US$)	(US$)
Cost of revenue	$8,812,374	$7,757,172
Amortization of intangible assets (refer to Note 11)	7,788	7,944
Depreciation (refer to Note 10)	612,144	445,847
Legal and professional expenses	169,380	259,837
Staffing expense	391,663	471,181
Other operating expenses	1,285,854	1,464,296
Total expenses	$11,279,203	$10,406,277

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

NOTE 5 — INCOME TAX

Income taxes consist of the following:

	For the 6 months period ended September 30, 2024	For the 6 months period ended September 30, 2023
	(US$)	(US$)
Current tax expenses	$38,711	$-
Deferred tax expense	32,971	(31,380)
Income tax expense	$71,682	$(31,380)

Deferred tax related to the translations of foreign operations consists of Lytus Technologies Private Limited a Wholly owned subsidiary from INR to USD have been calculated at the rate of the jurisdiction in which a subsidiary situated i.e. in India (at the rate 25.17% / 34.94% (based on available regime) as of September 30, 2024 and March 31, 2024).

Accounting for Income Taxes

British Virgin Islands

Under the current laws of BVI, Lytus Technology Holdings PTV. Ltd. is not subject to tax on income or capital gains. In addition, payments of dividends by the Company to their shareholders are not subject to withholding tax in the BVI.

India (subsidiaries in India)

Income tax expense represents the sum of the current tax and deferred tax.

The charge for current tax is based on the result for the period adjusted for items which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the reporting date.

Current and deferred tax is recognized in the income statement unless the item to which the tax relates was recognized outside the income statement being other comprehensive income or equity. The tax associated with such an item is also recognized in other comprehensive income or equity respectively.

NOTE 6 — TRADE RECEIVABLES (CURRENT)

Trade receivables consist of the following:

	As of September 30, 2024	As of March 31, 2024
	(US$)	(US$)
Receivable from related parties	453,251	444,082
Receivable from others	$3,267,486	$3,367,494
	$3,720,737	$3,811,576
Less: allowance for doubtful debts (expected credit loss)	183,544	129,274
	3,537,193	3,682,302

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

NOTE 7 — OTHER NON-CURRENT FINANCIAL ASSETS

Other non-current financial assets consist of the following:

	As of September 30, 2024	As of March 31, 2024
	(US$)	(US$)
Non Current
Deposits	290,828	285,523
Total (A)	290,828	285,523

Current
Deposits	-	300
Advances for network acquisition	4,242,521	3,861,945
Loans and advances to related parties	18,849	17,539
Other loans and advances	388,314	343,173
Total (B)	4,649,685	4,222,957

Total (A) + (B)	4,940,513	4,437,684

NOTE 8 — CASH AND CASH EQUIVALENTS

	As of September 30, 2024	As of March 31, 2024
	(US$)	(US$)
Cash and cash equivalents
Maintained locally	-	-
Maintained overseas, unrestricted in use	313,466	246,377
Cash and cash equivalents	313,466	246,377

NOTE 9 — OTHER CURRENT ASSETS

	As of September 30, 2024	As of March 31, 2024
	(US$)	(US$)
Prepaid expenses	90,051	-
Balances with government authorities	262,339	503,171
Advance to suppliers	1,397,261	1,063,201
Advance to staff	8,669	3,380
TDS Receivables	458,076	368,575
Other receivables – Unbilled Revenue	1,191,864	-
	3,408,260	1,938,327

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

NOTE 10 — PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

Description	ROU-office premises	Building	Plant and equipment	Furniture and fittings	Vehicles	Office equipment’s	Computer equipment’s	In (US$) Total
Gross carrying value
As at 31 March, 2023	486,531	32,006	9,676,353	11,802	41,996	796	31,056	10,280,540
Additions	27,323	-	1,533,385	4,647	560	-	42	1,565,957
Acquisition through business combination (refer to Note 20)
As at 30 September, 2023	513,854	32,006	11,209,738	16,449	42,556	796	31,098	11,846,497
Additions	-	-	201,901	132	(560)	-	300	201,773
As at 31 March, 2024	513,854	32,006	11,411,639	16,581	41,996	796	31,398	12,048,270
Additions	723,650	-	804,171	(695)	1,090	60,812	77	1,589,105
Derecognised on Disposals	(462,993)	-	-	-	-	-	-	(462,993)
As at 30 September, 2024	774,511	32,006	12,215,810	15,886	43,086	61,608	31,475	13,174,382

Accumulated depreciation and impairment loss
As at 31 March, 2023	50,845	462	616,304	421	7,307	61	4,613	680,013
Charge for the year	54,377	226	384,507	702	2,629	223	3,183	445,847
As at 30 September, 2023	105,222	688	1,000,811	1,123	9,936	284	7,796	1,125,860
Charge for the year	54,621	224	402,641	785	2,538	(65)	4,080	464,824
As at 31 March, 2024	159,843	912	1,403,452	1,908	12,474	219	11,876	1,590,684
Charge for the year	62,185	222	542,881	689	2,606	78	3,921	612,581
Derecognised on Disposals	(149,114)	-	-	-	-	-	-	(149,114)
As at 30 September, 2024	72,912	1,134	1,946,331	2,596	15,081	297	15,797	2,054,148

Net block as at 31 March, 2023	435,686	31,544	9,060,049	11,381	34,689	735	26,443	9,600,527
Net block as at 30 Sept 2023	408,632	31,318	10,208,927	15,326	32,620	512	23,302	10,720,637
Net block as at 31 March, 2024	354,011	31,094	10,008,187	14,673	29,522	577	19,522	10,457,586
Net block as at 30 Sept 2024	701,598	30,872	10,269,477	13,289	28,006	61,310	15,678	11,120,231

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

NOTE 11 — INTANGIBLE ASSETS AND GOODWILL

Intangible assets and Goodwill consist of the following:

Intangible assets

					(In (US$))
Description	Goodwill	Commercial rights	Software	Total	Intangible asset under development
Gross carrying value
As at 31 March, 2023	736,946	339,277	216	1,076,439	11,051
Write off (refer to Note 19)				-	(11,051)
Exchange differences	(8,878)			(8,878)	-
Acquisition through business combination (refer to Note 20)
As at 30 Sept 2023	728,068	339,277	216	1,067,561	-
Additions	-	-	-	-	-
Derecognized on 'Disposals of a subsidiary (refer to Note 21 (b))	-	-	-	-	-
Write off (refer to Note 19)
Exchange differences	(1,353)			(1,353)
Acquisition through business combination (refer to Note 20)				-
As at 31 March, 2024	726,715	339,277	216	1,066,208	-
Additions	-	-	1,045	1,045
Derecognized on 'Disposals of a subsidiary (refer to Note 21 (b))
Write off				-
Exchange differences	(4,155)			(4,155)	-
As at 30 Sept 2024	722,560	339,277	1,261	1,063,098	-

Accumulated amortization
As at 31 March, 2023	-	16,157	54	16,211	-
Charge for the year	-	7,917	27	7,944	-
Write off (refer to Note 19)
As at 30 Sept 2023	-	24,074	81	24,155	-
Charge for the year	-	7,843	26	7,869
Write off (refer to Note 19)				-
As at 31 March, 2024	-	31,917	107	32,024	-
Charge for the year	-	7,760	24	7,785
As at 30 Sept 2024	-	39,677	131	39,809	-

Net block as at 31 March, 2023	736,946	323,120	162	1,060,228	11,051
Net block as at 30 Sept, 2023	728,068	315,203	135	1,043,406	-
Net block as at 31 March, 2024	726,715	307,360	109	1,034,184	-
Net block as at 30 Sept, 2024	722,560	299,600	1,129	1,023,289	-

Notes:

The above intangible assets are other than internally generated.

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

NOTE 12 — BORROWINGS

Borrowings consist of the following:

Borrowings

	As at September 30, 2024			As at March 31, 2024
	(In US$)			(In US$)
	Current	Non current	Total	Current	Non current	Total
Particulars
Vehicles Loans from Financial Institutions	6,800		6,800	10,044		10,044
Term Loan from Banks	226,680	641,436	868,116	227,983	769,795	997,778
Total secured borrowings	233,480	641,436	874,915	238,027	769,795	1,007,822

Unsecured
0% Senior Convertible Debt	-		-	-		-
Series A preferred convertible security (refer to Note 22)
Loan from the Related Parties	1,303		1,303	32,323		32,323
Loan from Directors	387,587		387,587	1,457,840		1,457,840
Cash Credit Facility
Total borrowings	622,370	641,436	1,263,806	1,728,190	769,795	2,497,985

Loan from directors and relatives are interest free and is repayable on demand.

NOTE 13 — TRADE PAYABLES

Trade payables consist of the following:

	As of September 30, 2024	As of March 31, 2024
	(US$)	(US$)
Trade payables due to related parties	-	3,036,901
Employee related payables	49,948	47,445
Others	8,699,035	5,345,807
	8,748,983	8,430,154

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

NOTE 14 — OTHER FINANCIAL LIABILITIES

Other financial liabilities consist of the following:

	As of September 30, 2024	As of March 31, 2024
	(US$)	(US$)
Other financial liabilities (Current)
Lease liabilities	51,826	135,478
Audit fee payable	11,529	14,059
Options payable	93,579	94,118
	156,934	243,655

NOTE 15 — OTHER CURRENT LIABILITIES

Other current liabilities consist of the following:

	As of September 30, 2024	As of March 31, 2024
	(US$)	(US$)
Other current liabilities:
Advances from customers	467,907	415,463
Cheques receivables/Payable	1,732,212	2,008,696
Statutory liabilities	264,994	91,825
Others - capital creditors	1,156,666	897,041
	3,621,779	3,413,025

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

NOTE 16 — EQUITY

Common shares:

The total number of shares of common shares issued:	For the 6 months ended September 30, 2024	As of March 31, 2024
	(US$)	(US$)
Common shares	313,070,280	93,679,260
Common shares after reverse splits (refer to Note 24)	5,217,838	1,827,524

Movements in Common Shares:

	Shares	Amount
		(US$)
Balance as of March 31, 2022	34,154,062	$341,541
Shares issued	3,422,387	34,225
Balance as of March 31, 2023	37,576,449	$375,766
Additional issue of shares	4,092,105	40,922
Balance as of September 30, 2023	41,668,554	416,688
Additional issue of shares	12,010,706	120,107
	53,679,260	536,795
Additional stock issued for employee incentive plan	40,000,000	-
Total issued common shares (Before reverse stock split)	93,679,260	536,795
Total issued common shares (After reverse stock split)	1,607,349	536,794
Additional issue of common shares, after reverse stock split	220,175	2,202
Balance as of March 31, 2024	1,827,524	538,996
Additional issue of shares	535,714	-
	2,363,238	538,996
Conversion of Promissory Note into Equity (Subsequent Event)	2,854,600	28,546
Balance as of September 30, 2024	5,217,838	567,542

Movements in Common Shares (post reverse split):

	Shares	Amount
		(US$)
Balance as of March 31, 2022	569,235	$341,541
Shares issued	57,040	34,225
Balance as of March 31, 2023	626,275	$375,766
Additional issue of shares	68,202	40,922
Balance as of September 30, 2023	694,477	416,688
Additional issue of common shares, after reverse stock split	220,175	2,202
	894,654	536,795
Additional stock issued for employee incentive plan	666,667	-
	1,561,321	536,795
Additional issue of common shares, after reverse stock split	220,175	2,202
Balance as of March 31, 2024	1,827,524	538,996
Additional issue of shares	535,714
	2,363,238	538,996
Conversion of Promissory Note into Equity (Subsequent Event)	2,854,600	28,546
Balance as of September 30, 2024	5,217,838	567,542

Mr. Dharmesh Pandya, the then sole shareholder of the Company, has subscribed to these shares and held 55,008,829 (pre reverse split) common shares of the Company.

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

NOTE 17 — EARNINGS PER SHARE

Earnings per share consist of the following:

	For the 6 months ended September 30, 2024	For the 6 months ended September 30, 2024
	(US$)	(US$)
Profit/(Loss) for the year available to common shareholders other than Minority Interest	$648,972	$(1,281,940)
Weighted average number of common shares	5,217,838	646,012
Par value	$0.01	$0.01
Earnings/(loss) per common share:
Basic earnings/(loss) per common share	$0.12	$(1.98)
Diluted earnings/(loss) per common share	$0.12	$(1.98)

Share Warrants kept as reserves for exercised of warrants from the date of issue. Considered as potential equity shares Since this result would, in turn, produce larger earnings per shares, hence warrants are anti-dilutive and not considered.

NOTE 18 — Securities Issuance and Conversion

On June 3, 2024, the Company entered into a securities purchase agreement (the “Purchase Agreement”) with Mast Hill Fund, L.P. (“Mast Hill”) and First Fire Global Opportunities Fund, LLC (“First Fire”) (collectively, the “Investors”). Pursuant to the Purchase Agreement, the Company issued senior secured promissory notes in the aggregate principal amount of $3,888,889, with an aggregate purchase price of $3,500,000, common share purchase warrants to purchase up to 830,957 shares of Common Stock at an initial exercise price of $3.51 per share, and 50,000 shares of Common Stock (the “Commitment Shares”). These instruments were issued in three tranches as detailed below.

Under the first tranche on June 3, 2024, the Company issued to Mast Hill and First Fire senior secured promissory notes in the principal amounts of $1,427,778.00 and $238,888.88, respectively. Additionally, the Company issued common share purchase warrants to purchase 305,080 and 51,045 shares of Common Stock, respectively, and 18,357 and 3,071 Commitment Shares, respectively.

Under the second tranche on July 8, 2024, the Company issued to Mast Hill and First Fire senior secured promissory notes in the principal amounts of $951,851.84 and $159,259.26, respectively. The Company also issued common share purchase warrants to purchase 203,387 and 34,029 shares of Common Stock, respectively, and 12,238 and 2,048 Commitment Shares, respectively.

Under the third tranche on December 20, 2024, the Company issued to Mast Hill and First Fire senior secured promissory notes in the principal amounts of $951,851.84 and $159,259.26, respectively. In connection with the issuance, the Company also issued common share purchase warrants to purchase 203,387 and 34,029 shares of Common Stock, respectively, and 12,238 and 2,048 Commitment Shares, respectively.

The closings of the sale of the sale of the Tranche Notes and related warrants are subject to certain closing conditions as set forth in the Purchase Agreement. Pursuant to the Purchase Agreement, the Company entered into a registration rights agreement (the “RRA”) with the Investors to provide certain registration rights under the Securities Act of 1933, as amended, and the rules and regulations thereunder, or any similar successor statute, and applicable state securities laws. The Company agreed to file with the Securities and Exchange Commission an initial Registration Statement covering the maximum number of Registrable Securities, plus the shares underlying the ELOC Warrant (as that term is defined below), within thirty (30) calendar days from the date of the RRA so as to permit the resale the Registrable Securities by the Investors. Pursuant to the Purchase Agreement, the Company entered into a security agreement (the “Security Agreement”) with the Investors pursuant to which the Company granted to the Investors a security interest in certain property of the Company to secure the prompt payment, performance and discharge in full of all the Company’s obligations under the Notes.

As of December 20, 2024, the first & the second tranche of 6% senior secondary promissory note issued to Mast Hill has been converted to common stock and the liability has been repaid in full. Furthermore, the warrants issued in connection with the Warrants has also lapsed post Repayment.

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

NOTE 18 — SECURITIES ISSUANCE AND CONVERSION (cont.)

On August 31, 2023, the Company entered into a Securities Purchase Agreement (the “September 2023 Purchase Agreement”) with a certain accredited investor as purchaser, pursuant to which, the Company sold $454,130.00 in principal amount of the Company’s Series A Convertible Preferred Shares, par value $0.01 (the “Preferred Shares”), warrants to purchase the Company’s Preferred Shares (the “Preferred Warrants”) and warrants the (September 2023 Common Warrants”) to purchase the Company’s common shares, par value $0.01 (the “Common Shares). The Preferred Shares are convertible into Common Shares, at an initial conversion price per share of $0.40, subject to adjustment under certain circumstances described in the certificate of designations for the Preferred Shares. The holder of Preferred Shares has the option, at any time and for any amount of such Preferred Shares, to convert Preferred Shares at an alternative conversion price that is the lower of the conversion price in effect, or at a 85% discount to the then-volume weighted average price of our common shares, but in no event less than the conversion floor price of $0.0787 (such price, the “Preferred Alternate Conversion Price”). In light of the fact that the Preferred Alternate Conversion Price can be 85% of the then-market price of our VWAP, the Preferred Shares are considered “Future Priced Securities” under Nasdaq rules that relate to the continued listing qualification of companies. The September 2023 Common Warrants are exercisable for five years to purchase an aggregate of up to 3,182,250 Common Shares at an initial exercise price of $0.44, subject to adjustment under certain circumstances described in the September 2023 Common Warrants. The Preferred Warrants are exercisable for two years to purchase an aggregate of up to 8,235 Preferred Shares at an initial exercise price of $850.00, subject to adjustment under certain circumstances described in the Preferred Warrants. The Preferred Shares and September 2023 Common Warrants sold were not registered under the Securities Act or the securities laws of any state, and were offered and sold in reliance upon the exemption from registration afforded by Section 4(a)(2) under the Securities Act and Regulation D promulgated thereunder and corresponding provisions of state securities laws, which exempt transactions by an issuer not involving any public offering.

NOTE 19 - Non-Adjusting Balances Included in the Current Period

During the six-month period ended 30 September 2024, the Company has recognized certain Balances amounting to $ 335,270 which relate to prior periods but were non-adjusting in nature under IFRS.

The impact of including these balances in the current period is as follows:

Particulars	US ($)
Increase in Revenue	379,629
Increase in Depreciation	-44,401
Decrease in Amortisation	43
Net Impact on the Profitability	335,270

These balances did not require restatement of prior period financial statements as per applicable accounting standards.

The inclusion of these balances does not affect the comparative financial statements presented for the prior periods. The management believes that their inclusion in the current period provides a more accurate reflection of the Company’s financial position and to align with IFRS.

Management has assessed the impact of these balances and concluded that they do not result in a material misstatement. However, for transparency, these amounts have been separately disclosed in this note. The Company remains committed to ensuring compliance with IFRS while providing accurate, comparable, and transparent financial information to stakeholders.

Note 20 — SUBSEQUENT EVENTS

IAS 10 (Events After the Reporting Period) defines an adjusting event as an event that provides evidence of conditions that existed at the reporting date and requires adjustments to the financial statements.

Since the promissory notes included a contractual conversion right, and evidence existed at the reporting date that the Investors intended to convert them into common stock, this event qualifies as an adjusting event under IAS 10.

Accordingly, the financial statements have been adjusted to reflect:

●	The conversion of the first and second tranche promissory notes into equity.

●	The elimination of the related liabilities and accrued interest up to the conversion date.

●	The lapse of associated warrants post-repayment.

These adjustments ensure that the financial statements present an accurate and fair view of the Company’s financial position as of the reporting date.

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

NOTE 20 — SUBSEQUENT EVENTS (cont.)

As of April 10, 2024, all the warrants and the preferred stock (stated above) have been converted to common stock and the liability has been repaid in full.

IAS 10 (Events After the Reporting Period) defines an adjusting event as an event that provides evidence of conditions that existed at the reporting date and requires adjustments to the financial statements.

Management has evaluated subsequent events to determine if events or transactions occurring through, except for the disclosures related to subsequent events described below, as to which the date is February 11, 2025, the dates the financial statements were available for issuance, require potential adjustment to or disclosure in the financial statement and has concluded that all such events that would require recognition or disclosure have been recognized or disclosed.

On February 5, 2024, the Company has announced a reverse stock split of its issued and outstanding ordinary shares, par value $0.01 per share at a ratio of 1-for-60 so that every 60 shares issued is combined to 1 share. As a result of the Reverse Split, the Company’s issued and outstanding ordinary shares was reduced from 93,679,260 shares to 1,561,309 shares.

In December 2024, out of the three tranches, both the 1st Tranche and 2nd Tranche of the promissory notes were fully converted into equity shares of the Company. The conversion included the principal amount of the notes and the accrued interest up to the conversion date. Since the promissory notes included a contractual conversion right, and evidence existed at the reporting date that the Investors intended to convert them into common stock, this event qualifies as an adjusting event under IAS 10.

Accordingly, the financial statements have been adjusted to reflect:

●	The conversion of the first and second tranche promissory notes into equity.

●	The elimination of the related liabilities and accrued interest up to the conversion date.

●	The lapse of associated warrants post-repayment.

These adjustments ensure that the financial statements present an accurate and fair view of the Company’s financial position as of the reporting date.

The impact of this transaction on the equity structure is summarized below:

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

NOTE 20 — SUBSEQUENT EVENTS (cont.)

Impact on Equity Structure

Date of Conversion	Promissory Note Converted ($)	No of Shares Issued	Conversion Price per Share ($)	Increase in Share Capital ($)	Increase in Share Premium (Net of Transaction Cost) ($)
03 Dec 24	41,275	30,000	1.38	300	31,195
10 Dec 24	25,412	20,000	1.27	200	19,194
12 Dec 24	22,559	20,000	1.13	200	17,022
16 Dec 24	15,000	15,000	1	150	11,306
17 Dec 24	32,000	32,000	1	320	24,118
18 Dec 24	18,000	18,000	1	180	13,567
20 Dec 24	2,719,611	2,719,611	1	27,196	2,152,552
Impact on Equity Structure				28,546	2,268,954

On February 3, 2025, we entered into the SEPA (Standby Equity Purchase Agreement, dated February 3, 2025 (the “Effective Date”), by and between the Company and the Selling Shareholder) with the Selling Shareholder (YA II PN, Ltd.). Pursuant to the SEPA, the Selling Shareholder will advance to the Company, subject to the satisfaction of certain conditions as set forth therein, the principal amount of $6 million, which will be evidenced by Promissory Notes in two tranches. The Promissory Notes will accrue interest on the outstanding principal balance at an annual rate equal to 0%, which shall increase to an annual rate of 18% upon the occurrence of an Event of Default (as defined in the Promissory Notes) for so long as such event remains uncured. The Promissory Notes will mature on March 1, 2026, which may be extended at the option of the Selling Shareholder. The Promissory Notes are convertible at a conversion price equal to the lower of (i) $0.7048 per share or (ii) 93% of the lowest daily VWAP (as defined below) during the five consecutive trading days immediately preceding the date of conversion (the “Conversion Price”), which price shall not be lower than the floor price of $0.1236 (the “Floor Price”).

The first tranche of the Pre-Paid Advance was disbursed on February 3, 2025, in the principal amount of $5 million. The second tranche of the Pre-Paid Advance will be in the principal amount of $1 million and advanced on the second trading day after the registration statement of which this prospectus forms a part becomes effective. At each Pre-Advance Closing, the Selling Shareholder advanced, and is expected to advance, to the Company the principal amount of the applicable tranche of the Pre-Paid Advance, less a discount in the amount equal to 5% of the principal amount of such tranche of the Pre-Paid Advance netted from the purchase price due and structured as an original issue discount.

Delisting Notice:

The Company has received a letter (the “Nasdaq Staff Deficiency Letter”) from The Nasdaq Stock Market LLC (“Nasdaq”) indicating that, for the last thirty consecutive business days, the bid price for the Company’s common shares had closed below the minimum $1.00 per share requirement for continued listing on The Nasdaq Capital Market under Nasdaq Listing Rule 5550(a)(2). In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has been provided an initial period of 180 calendar days, or until September 20, 2023, to regain compliance.

Change of Auditor

On February 23, 2025, the Board has approved the resignation of Pipara and Co. LLP as its independent registered public accounting firm pursuant to the Registrant’s Audit Committees’ recommendation and has further engaged Shah Teelani & Associates as the Registrant’s independent registered public accounting firm.